Exhibit 4.42

Execution Copy

FIRST AMENDMENT TO THE

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

WHEREAS, Spectra Energy Corp (the “Company”) maintains the Spectra Energy Retirement Savings Plan (the “Plan”) for the benefit of its eligible employees; and

WHEREAS, pursuant to Section 12.01 of the Plan, the Company, by action of the Board of Directors, or its delegate, has reserved the right to amend the Plan at any time; and

WHEREAS, the Company has requested that the Internal Revenue Service issue a favorable determination letter for the Plan; and

WHEREAS, the IRS has conditioned the granting of a favorable determination letter upon the Company adopting the following amendments to the Plan;

NOW, THEREFORE, the Company hereby amends the Plan, effective as of January 1, 2014, as follows:

1. The third to last paragraph of Section 9.05(b) of the Plan is hereby amended by the addition of a sentence at the end thereof, such that the paragraph shall read as follows:

For the purposes of this Section, fair market value shall mean the value of Company Stock as determined by independent appraisal on the Valuation Date preceding or coinciding with the date of exercise of the put option. Such independent appraisal shall be made by an “independent appraiser” as such term is defined in Code Section 401(a)(28)(C) and shall satisfy requirements similar to the requirements to be a “qualified appraiser” as such term is defined in Code Section 170(f)(11)(E)(ii) and the regulations issued thereunder.

As amended hereby, the Plan is specifically ratified and reaffirmed.

IN WITNESS WHEREOF, this First Amendment is hereby approved, adopted and executed by a duly authorized delegate of Spectra Energy Corp, to be effective as of the date specified above.

SPECTRA ENERGY CORP

By:	/s/ James M. Pruett

Name:	James M. Pruett

Title:	GVP HR & Support Services, SET

Date:	May 28, 2015